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SECURITIE   03011551   SIGN
Wasnington, ~.~. ~~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 8 2003

SEC FILE NUMBER
8- 859

FACING PAGE
165

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2002___ AND ENDING _12/31/2002_

　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

　　C. R. DAVIS & COMPANY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

　　939 CLOCKTOWERDRIVE, SUITE A

OFFICIAL USE ONLY
FIRM I.D. NO.

SPRINGFIELD,	ILLINOIS	62704
(City)	(State)	(Zip Code)

(No. and Street)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

　　JEFFREY R. GIBBS　　　　　　　　　　　　　　　　217 793 0733

　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

　　ECK, SCHAFER & PUNKE, LLP

　　　　　　　　　　(Name – if individual, state last, first, middle name)

600 EAST ADAMS STREET	SPRINGFIELD,	ILLINOIS	62701
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 13 2003

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___JEFFREY R. GIBBS___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___C. R. DAVIS & COMPANY___, as of ___DECEMBER 31___, 20_02_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____PRESIDENT_____
Title

_____
Notary Public

OFFICIAL SEAL
SUSAN N. GIBBS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-29-2006

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. R. DAVIS & COMPANY

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

December 31, 2002 and 2001

CONTENTS

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report

Board of Directors
C. R. Davis & Company

We have audited the accompanying statements of financial condition of C.R. Davis &
Company as of December 31, 2002 and 2001, and the related statements of income, changes in
stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-
5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the
Company's management. Our responsibility is to express an opinion on these financial statements
based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the
United States of America. Those standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are free of material misstatement. An
audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the accounting principles used and significant
estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of C.R. Davis & Company as of December 31, 2002 and 2001, and
the results of its operations and its cash flows for the year then ended in conformity with accounting
principles generally accepted in the United States of America.

Eck, Schafer & Punke, LLP

Springfield, Illinois
January 22, 2003

C. R. Davis & Company

STATEMENTS OF FINANCIAL CONDITION

December 31

	2002	2001
ASSETS		
Cash	$ 185,286	$ 178,605
Cash segregated for exclusive benefit of customers	100	100
Receivable from brokers and dealers	1,603	1,056
Securities owned-marketable, at market value	16,296	18,789
Prepaid income tax (note B)	1,822	1,327
Other assets	2,442	2,215
Equipment, net of accumulated depreciation of $ 10,920 and $ 11,519 at 2002 and 2001, respectively	3,222	4,529
	$ 210,771	$ 206,621
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 2,108	$ 1,815
Accrued payroll taxes	9,050	2,151
Commissions payable	10,839	18,113
	21,997	22,079
Deferred tax liability (benefit) (note B)	(461)	406
Stockholders' equity		
Common stock - authorized 100 shares of $ 100 par value; issued and outstanding 51 shares in 2002 and 51 shares in 2001	5,100	5,100
Additional contributed capital	56,991	56,991
Retained earnings	127,144	122,045
	189,235	184,136
	$ 210,771	$ 206,621

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF INCOME

Year ended December 31

		2002		2001
Revenues				
Commissions	$	284,183	$	289,121
Investment income		2,481		5,681
Net dealer inventory and investment loss		(2,802)		(2,200)
		283,862		292,602
Expenses				
Advertising		3,267		3,065
Depreciation		1,683		1,707
Dues and assessments		1,590		1,702
Entertainment		674		654
Financial and news service		6,349		7,109
Insurance		19,336		15,982
Miscellaneous		5,544		3,473
Office supplies		3,103		2,070
Postage and printing		3,551		4,324
Professional fees		4,118		4,055
Rent		14,400		14,400
Salaries and commissions				
Stockholders		86,362		116,006
Others		95,322		58,673
Service fees		13,243		24,367
Taxes		11,202		12,624
Telephone		4,176		3,691
Utilities		2,232		2,005
		276,152		275,907
Income before income taxes		7,710		16,695
Income taxes (note B)		1,591		3,490
NET INCOME	$	6,119	$	13,205

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at December 31, 2000	$ 5,100	$ 56,991	$ 109,860	$ 171,951
Dividends paid	-	-	(1,020)	(1,020)
Net income for the year	-	-	13,205	13,205
Balance at December 31, 2001	5,100	56,991	122,045	184,136
Dividends paid	-	-	(1,020)	(1,020)
Net income for the year	-	-	6,119	6,119
Balance at December 31, 2002	$ 5,100	$ 56,991	$ 127,144	$ 189,235

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CASH FLOWS

Year ended December 31

		2002		2001
Increase (decrease) in cash				
Cash flows from operating activities				
Net income	$	6,119	$	13,205
Adjustments to reconcile net income to				
net cash provided by operating activities				
Investment inventory loss		2,802		2,200
Depreciation		1,683		1,707
Change in assets and liabilities				
(Increase) decrease in receivable from brokers and dealers		(547)		1,688
Increase in prepaid income taxes		(495)		(1,327)
Increase in other assets		(227)		(706)
Increase (decrease) in accounts payable		293		(7,318)
Increase (decrease) in accrued payroll taxes		6,899		(4,667)
Decrease in income taxes payable				(4,116)
Increase (decrease) in commissions payable		(7,274)		5,222
Decrease in deferred income taxes		(867)		(773)
Net cash provided by operating activities		8,386		5,115
Cash flows from investing activities				
Purchase of securities owned-marketable		(309)		(405)
Capital expenditures, net of dispositions		(376)		(160)
Net cash used in investing activities		·(685)		(565)
Cash flows from financing activities				
Dividends paid		(1,020)		(1,020)
Net cash used in financing activities		(1,020)		(1,020)
Net increase in cash		6,681		3,530
Cash at beginning of year		178,705		175,175
Cash at end of year	$	185,386	$	178,705
Cash paid during the year for				
income taxes	$	2,953	$	9,706

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

The Company's primary business activity is the purchase and sale of investment securities for individuals.

2. Security Transactions

Security transactions are recorded on the settlement date.

3. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

4. Securities Owned

The Company's securities are valued at market as of December 31, 2002 and 2001. Accordingly, the financial statements reflect an unrealized loss of $ (2,802) and $ (2,200) for the years ended December 31, 2002 and 2001, respectively, and an accumulated unrealized loss of $ (5,409) and $ (2,607) at December 31, 2002 and 2001, respectively.

5. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

6. Depreciation

Equipment is stated at cost. Depreciation on the equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over estimated service lives, using straight-line methods for financial reporting and accelerated methods for tax reporting purposes. Estimated useful lives of the assets range from five to seven years.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002 and 2001

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

7. Income Taxes

The Company provides for deferred income taxes from unrealized losses on securities and from the use of the accelerated methods of depreciation for income tax purposes.

NOTE B - INCOME TAXES

Details of the provision for current and deferred income taxes for the years ended December 31 follow:

	2002		2001	
Current provision				
Federal	$	1,673	$	2,864
State		785		1,399
		2,458		4,263
Deferred provision		(867)		(773)
	$	1,591	$	3,490

Deferred tax liabilities (benefits) at December 31, 2002 and 2001, consist of the following:

	2002		2001	
Deferred taxes				
Depreciation of equipment	$	680	$	956
Unrealized gains (losses) on securities		(1,141)		(550)
	$	(461)	$	406

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002 and 2001

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital of not less than $ 50,000 at December 31, 2002 and 2001. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, respectively, the Company had net capital of $ 176,143 and $ 170,719 which was $ 126,143 and $ 120,719 in excess of its required net capital of $ 50,000 for 2002 and 2001. The Company's net capital ratio was .12 to 1 and .13 to 1 at December 31, 2002 and 2001, respectively.

NOTE D - RELATED PARTY TRANSACTIONS

Jeffrey R. Gibbs is the majority shareholder of the Company. The Company was a tenant in a building owned by Mr. Gibbs during 2002 and 2001.

SUPPLEMENTARY INFORMATION

. ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report on Supplementary Information

Board of Directors
C. R. Davis & Company

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The supplementary information presented on pages 13 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole.

Eck, Schafer & Punke, LLP

Springfield, Illinois
January 22, 2003

SCHEDULE I
FOCUS REPORT - PART IIA

C. R. Davis & Company

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2002

Firm ID: 001593

1.	Total ownership equity (o/e)		$ 189,235
2.	Deduct o/e not allowable for net capital		-
3.	Total o/e qualified for net capital		189,235
4.	Add:		
	A. Allowable subordinated liabilities		-
	B. Other deductions or credits		-
5.	Total capital and allowable subloans		189,235
6.	Deductions and/or charges		
	A. Total nonallowable assets	$ 8,086	
	B. Secured demand note deficiency	-	
	C. Capital charges for spot and commodity futures	-	
	D. Other deductions and/or charges	-	
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts		181,149
9.	Haircuts on securities:		
	A. Contractual commitments	-	
	B. Subordinated debt	-	
	C. Trading and investment securities:	-	
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	5,006	
	D. Undue concentration	-	
	E. Other	-	5,006
10.	Net Capital		$ 176,143

C. R. Davis & Company

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2002

Firm ID: 001593

11.	Minimum net capital required: (based on aggregate indebtedness)	$	1,466
12.	Minimum dollar requirement		50,000
13.	Net capital requirement (greater of line 11 or 12)		50,000
14.	Excess net capital		126,143
15.	Excess net capital at 1000% (net capital - 10% of AI)		173,943

Computation of Aggregate Indebtedness

16.	Total AI liabilities from balance sheet		$	21,997
17.	Add:			
	A. Drafts for immediate credit	-		
	B. Market value of securities borrowed where no equivalent value is paid or credited	-		
	C. Other unrecorded amounts	-		-
19.	Total aggregate indebtedness		$	21,997
20.	Ratio of AI/NC			.12 to 1

SCHEDULE II

C. R. Davis & Company

RECONCILIATION OF COMPUTATION OF NET CAPITAL

December 31, 2002

	Accompanying Statement of Financial Condition	FOCUS IIA Report Submitted January, 2002	Difference
Stockholders' equity	$ 189,235	$ 189,235	$ -
Nonallowable assets			
Prepaid income tax	1,822	1,822	-
Deferred tax benefit	461	461	-
Receivable outstanding more than 30 days	139	139	-
Prepaid expense	2,442	2,442	-
Fixed assets	3,222	3,222	-
Haircuts on securities	5,006	5,006	-
	13,092	13,092	-
NET CAPITAL	$ 176,143	$ 176,143	$ -

SCHEDULE III

C. R. Davis & Company

CLAIM FOR EXEMPTION PURSUANT TO RULE 15c3-3

December 31, 2002

An exemption from Rule 15c3-3 is claimed by section (k)(2)(ii).

C. R. DAVIS & COMPANY

REPORT ON INTERNAL CONTROL REQUIRED BY SEC
RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15c3-3

December 31, 2002

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Board of Directors
C. R. Davis & Company

In planning and performing our audit of the financial statements and supplemental schedules of C. R. Davis & Company, for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements for the year ended December 31, 2001, and this report does not affect our report on these financial statements dated January 22, 2003.

Segregation of Duties

Proper segregation of duties and responsibilities does not exist since only two persons record all cash and security transactions and do the bookkeeping for the Company. This weakness is somewhat alleviated by the supervision and review of the president of the Company who is integrally involved with the daily operations. We recognize that it may not be practicable to segregate duties because of the size of the Company's operations, but our professional responsibilities require us to bring this to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eck, Schafer & Punke, LLP

Springfield, Illinois
January 22, 2003